 Exhibit 99.6

Earnings Call 1

EARNINGS CALL 1

Q2 2016 RESULTS

October 12, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Ranganath D Mavinakere

Chief Financial Officer (Designate)

Analysts

Yogesh Agarwal

HSBC

Sandeep Muthangi

IIFL

Anantha Narayan

Credit Suisse

Viju George

JP Morgan

Ankur Rudra

CLSA

Surendra Goyal

Citigroup

Pankaj Kapoor

JM Financials

Moderator

Ladies and Gentlemen, Good Day and Welcome to Infosys Earnings Conference Call. As a reminder, all participant’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you sir.

Sandeep Mahindroo

Hello! Everyone. Welcome to Infosys Earnings Call to discuss Q2 FY16 Financial Results. I am Sandeep from the Investor Relations Team in Bangalore. Joining us today on this call is CEO and M.D. Dr. Vishal Sikka; COO – Mr. Pravin Rao; CFO – Mr. Rajiv Bansal; CFO-Designate – Mr. M.D. Ranganath along with other members of the senior management team. We will start the call with some remarks on the performance of the company by Dr. Sikka, followed by comments by the leadership team. Subsequently, we will open up the call for questions.

Before I hand it over to the management team I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with SEC which can be found on www.sec.gov. I would now like to pass it on to Dr. Vishal Sikka.

Vishal Sikka

Thank you, Sandeep. Good afternoon, Folks, and Thanks for joining us.

I am pleased with our performance for the quarter ending September 30, 2015. Our revenue for the quarter was Rs.15,635 Cr or $2.392 bn. This translates to a quarter-on-quarter growth of 8.9% in rupee terms, 6% in US dollar terms and 6.9% in Q1 constant currency terms. This number includes a one-time early termination fee paid to us by a client that went through an internal restructuring and therefore had to terminate a project. Excluding this extraordinary item, our revenue growth was still strong at 5.9% in constant currency and 5% in reported terms.

We have retained our annual guidance of 10-12% in constant currency. So there is no change in our guidance. We are aware that even if we grow flat over the next two quarters, the annual growth could be at the higher end of the guidance of 10-12%. The second half traditionally has seasonal dips in growth in the IT services industry. While it is our endeavor and we will work hard to buck this trend, given the short-term headwinds in a few accounts, we have been cautious in keeping our guidance unchanged. This is based on our current visibility and we will revisit this when we have better visibility.

Our volumes grew 3.7% and the blended per capita revenue improved 2.6%. The demand environment continues to be good except for seasonal variations. Our operating margin for the quarter was 25.5%, up from 24% in the previous quarter, helped largely by better operational efficiencies, better utilization as well as 70 basis points due to currency movements. We reported Earnings Per Share of Rs. 14.87 for the quarter or 23 cents in US dollar terms. Employee utilization was 81.3%, up from 80.2% in Q1. This is excluding trainees.

I continue to be perplexed by the notion of the bench in the IT services industry which I believe pervades IT services companies. We have launched an internal program called ‘Zero Bench’ and in just about 90 days we have created a marketplace to leverage our extra capacity of talent. This platform already has created 3,830+ jobs internally and approximately 50% of our erstwhile bench is actually working on these jobs. I am convinced that we can get this to 100% within the rest of the fiscal year and work to eliminate the inefficiency that stems from underutilization of highly skilled talent.

Let me now talk about some of the key developments of the quarter and share some perspective on the execution of our strategy: In Q2 we deepened our client relationships. The number of $50 mn+ clients grew to 50; our top client grew by 8.4% and the top 25 clients grew by 7.9% in constant currency, faster than the company’s average growth rate. We added 24 net new clients during the quarter. Our momentum of large deal wins continued and we won 5 large deals in the quarter and nearly $1 bn in Total Contract Value for the first time in our history. The pipeline of large deals continues to be good. Notable client engagements and wins from this quarter include India’s Goods and Services Tax Network, TOMS Shoes, CPO Commerce, Baxter Food Group, Saks Fifth Avenue, and ABB.

We are making progress on the execution of our strategy with our focus on better client relationship management, better proposal quality as well as a strong discipline around large deals pipeline and internal operational efficiencies. At the same time, we are seeing our clients on a shared path with us to leverage our innovation and the next-generation of services in which software, platforms, and systems amplify people and their abilities. Let me share some examples:

On the ‘Renew’ front of our ‘Renew and New’ strategy, ‘Zero Distance’ continues to be a strategic differentiator for us. This is a program inside Infosys to bring innovation to every project that we do. We now have more than 5,680 projects from across service lines taking these ideas to clients. This represents more than 80% of our delivery organization participating in grassroots innovation. Several of these ideas embrace automation to optimize operational spend and to renew client technology landscapes.

On August 20, we announced the launch of ‘Aikido’ comprising three enhanced service offerings in Knowledge-based IT, Platforms and in Design Thinking. ‘Ki’ of Aikido is all about the renewal of existing landscapes bringing new technologies and tools, AI, DevOps, API, Economy, Cloud, Automation etc., into our traditional engagements in Application Maintenance, Testing and BPO together and in capturing the knowledge transfer that needs to happen in Application Maintenance, Testing, BPO and other engagements comprehensively and explicitly using knowledge-based systems and AI. The ‘Ai’ of Aikido is about Platforms and Platforms as a Service including IIP, IAP (Infosys Automation Platform), Panaya, Skava and Finacle and Edge products. The Infosys Information Platform now has more than 160 engagements to-date with 20 in production are going into production over the course of the last quarter.

We added new capabilities including Natural Language Processing and others. We have a great partnership including Amazon with IIP running on Amazon Web Services. Some of the new IIP projects include generating sales insight for an Australian retailer, predicting inventory requirements for a chocolate retailer and many others. The Infosys Automation Platform is now in 66 engagements across 57 clients and we have extended it from just infrastructure management to other service lines as well such as ADM and testing. It is starting to generate material productivity improvements in our delivery organization ranging from 17%-50% of effort savings within projects. All service lines put together have released 833 people already from production projects within the first half of 2016 from this massive embrace of automation. 185 of these people were released in Q1 and in Q2 the number grew to 648. CIS, Application Development and Maintenance and IVS are the top adopters. In CIS, 37% of work automated results in 17.8% effort savings and release of more than 300 people; in ADM and IVS, approximately roughly 300 additional people were released; and in BPO 160 people were released as a result of Automation on IAP.

On Panaya and Skava, the integration into Infosys is going well. We added 53 new clients on Panaya and won 20 deals jointly with other Infosys business units. More significant is that Panaya is now helping us with larger engagements where we are transforming clients’ enterprise package landscapes. Skava posted better-than-expected growth in Q2 and there are more than 50 opportunities with a joint Infosys-Skava Solution. The synergies are clear in Cloud, Automation and in new digital experiences.

We completed the merger of our Finacle and EdgeVerve business in August. We had 39 wins and 23 Go-Lives for both the Finacle and Edge suite of solutions across various market regions. Some of the last quarter’s notable Finacle deals include the rollout of Finacle Azure at the State Bank of India and Finacle payments to 6,800 branches of the Punjab National Bank in India.

And the last part of ‘Aikido’ is ‘Do’ which is about bringing Design-led services to our customers. We have conducted 117 ‘Do’ client engagements to-date; 60 of these in our top clients and these have begun to result not so much in revenue but more importantly, in elevating our relationships and in bringing us closer to the more strategic areas of our clients.

Let me now talk about our Employees: The group’s total headcount stood at 187,976 people as of September 30. In annualized terms, standalone attrition has dropped to 14.1% this quarter. We continue to simplify our internal processes and have redesigned our performance management framework to focus more on individual accountability, individual responsibility and continuous feedback. We also continue our strong emphasis on training and learning as the very core of our company. We increase the reach of our Infosys Learning Platform and launched the platform for Interactive Video-based Learning where our leaders can teach other Infoscions across the company. On bringing Design Thinking into everything we do at Infosys, we have now trained more than 54,000 employees across the company.

We are seeing unprecedented demand from start-ups to work with us as a part of our Innovation Fund. Start-ups see Infosys not just as an investor, but as a strategic driver that helps validate and grow their addressable market. Our recent partnerships with Incubators like Level 39 and Innovate Finance are some examples of our strengthening reach in this area. We continue to selectively pursue acquisitions, those which represent the future and that will bring value to our clients. Growth through alliances has been a key focus area for Infosys. We are deepening our relationship with the existing partners such as Amazon Web Services, Microsoft, Oracle, SAP, IBM, EMC, Huawei, Tableau and others, just to name a few. We also entered into new partnership with GE, with NetSuite and with Software AG that we are very excited about. We further extended our research collaborations with top universities like Stanford, Cornell, and Emory University on Data Science, Artificial Intelligence and Security.

For this fiscal year, we have pledged Rs. 270 Cr towards Corporate Social Responsibility primarily for activities being carried out through the Infosys Foundation in areas related to Education, Healthcare, Destitute Care and Rural Development. The Infosys Foundation USA launched its Inaugural Infy Maker Awards, a commitment made by us at the White House earlier this year with the objective of sparking the spirit of Making in Everyday Learning. In addition, Infosys Foundation USA also continues to fund grants to make high quality Computer Science Education widely and easily accessible to all.

I want to take a moment to acknowledge the hard work and commitment of Infoscions all around the world and especially our business unit leaders who are in the room here today. Sandeep Dadlani, Mohit Joshi, Rajesh Murthy, Sanjay Purohit, Manish Tandon, Ravi Kumar, Abdul Razack, Michael Reh, Anup Upadhyay, Binod H R and of course my friend and partner, Pravin.

We announced today that M.D. Ranganath or Ranga who is the Executive Vice President at Infosys will take over as CFO from Rajiv Bansal, effective October 13, 2015 which is tomorrow. Rajiv has expressed his intention to leave the company for personal reasons but to continue as an advisor to me and our Board through December 31, to effect a smooth transition. I have worked closely with Ranga since joining Infosys and have come to know him as a really passionate and a balanced leader with the highest integrity and I look forward to working closely with him as our new CFO. Rajiv has been instrumental in executing our financial strategy and leading it. We will miss him, his brilliance and his passion. So for one last time hopefully for now, I will request him to take you through the financial highlights before we open it up for further questions. Rajiv.

Rajiv Bansal

Thank you, Vishal, thanks for all the kind words.

Good Morning, Everyone. As Vishal mentioned, we had a good quarter with all round growth across geographies, verticals, service lines. All our operating parameters improved during the quarter. Our volumes grew by 3.7%, utilization excluding trainees improved by 1.1% and pricing improved by 2.6% on reported basis. We ended the quarter with revenues of Rs. 15,635 cr, a quarter-on-quarter growth of 8.9% in rupee terms. In dollar terms, we grew 6% on reported basis and 6.9% on constant currency basis. This includes one-time revenue of $23 mn, (Rs.151 cr) on account of termination of one of our contracts by a client as a result of the internal restructuring. Excluding the impact of this, the pricing for the quarter improved by 1.5% on reported basis and 2.4% on constant currency basis. However, on a year-on-year basis, the pricing has declined by 6.4% in reported basis and 1.7% in constant currency basis.

During the quarter, our utilization excluding trainees went up from 80.2% to 81.3%. Utilization including trainees was at 75.4% as against 75.7% last quarter. This is primarily because most of the fresher’s join during the July and September quarter from the colleges. Onsite mix has remained flat at 29.2%.

Our operating margin for the quarter was at 25.5%, an expansion of 150 basis points during the quarter. Margins during the quarter were helped by rupee depreciating against the US dollar by 2.7% which gave us a benefit of about 70 basis points which was offset by an increase in variable pay for our employees from 80% to 100% this quarter. Margin expansion was therefore primarily on account of increase in constant currency pricing of 2.4% and utilization increase of 1.1%.

We added 17,595 gross employees during the quarter. Again, there is seasonality in it because most of the fresher’s from colleges join us during this quarter. We had a net addition of 8,453 employees. Though the absolute attrition for Infosys has seen marginal increase, the quarterly annualized attrition rate has come down to 14.1% from 14.2% last quarter. On a consolidated basis, annualized attrition is marginally up at 19.9% as against 19.2% last quarter.

Our cash and cash equivalents as of September 30th were at Rs. 32,099 Cr as against Rs. 30,235 Cr on June 30th. Our cash flows from operations improved during the quarter due to our strong focus on controlling our Days of Sales Outstanding. DSO for the quarter improved to 64 days as against 68 days in Q1.

During the quarter, we have seen volatile currency markets. For instance, on the quarter end exchange rate, rupee depreciated by 3% against the US dollar, 3.2% against the euro, while it appreciated by 5.7% against the Australian dollar. Considering the volatility, we believe our current hedging strategy of taking short-term hedges in line with net assets in the balance sheet provides us adequate insurance against the volatility. We have outstanding hedges of $990 mn as of quarter end and we had booked an exchange gain of $8 mn during the quarter.

The Effective Tax Rate for the quarter was at 29%, this is in line with what we guided for in Q1. For FY16, we expect it to be in the range of 29-30% due to increase in statutory tax rates in India and some of our SEZ units moving from 100% tax exemption to 50% tax exemption.

Coming to segments performance, in reported currency terms, North America grew by 6.1%, Europe grew by 8.3%, India increased by 9.4%, while Rest of the World grew by 0.8%. Growth in the Rest of the World was affected by depreciation of Australian dollar against US dollar by 8.1% during the quarter. Amongst verticals, RCL grew by 7.9%, ECS by 5.9%, Manufacturing by 5.5% and FSI by 5.2%.

As you all know, this is my last earnings call at Infosys. It has been an amazing 16 years journey at Infosys and 3 years as the CFO. I would like to thank each one of you for your tremendous support and guidance that you provided me during the years. It has been an absolute pleasure working with each one of you and I have learned something new in each of our interactions. I do hope we will continue to interact as friends in future. I wish you all the very best and thanks once again.

With this I request Ranga to provide some color on the guidance and the future outlook.

Ranganath D Mavinakere

Thanks, Rajiv. Before I get into guidance, Hello! Everyone. This is Ranga here. It is great to connect with all of you today. I had an opportunity to meet several of you over the last few years in my earlier roles. It is good to connect again. It is indeed my privilege to lead a world-class finance team at Infosys. I have to say that my illustrious predecessors – Mohan, Bala and Rajiv – have ensured that finance function plays a key role in the growth and success of the company. They have built a world-class finance team.

Finance function at Infosys has always set new benchmarks. Whether it was the first ever US listing by an Indian company or first ever adoption of IFRS by an Indian company or the most transparent financial reporting, finance function has always led from the front. We will continue to focus on smooth execution of ‘Renew, New’ strategy for consistent and profitable growth.

Lastly, for all of us at Infosys, main source of strength is our core value system of Integrity and Transparency. Our founders – Mr. Murthy, Nandan, Kris, Shibu, Dinesh and others – have established the solid foundation of core values and we will continue to draw strength from these core values. I look forward to connecting with you over the next few weeks.

Now, coming back to guidance, as you know, we have retained our annual guidance of 10-12% in constant currency. So there is no change in our annual guidance. You would recollect that we have not changed our guidance in constant currency since we announced it in April. So it continues 10-12%. Every quarter we also give reported currency guidance based on the prevailing exchange rates. We did that in March, we did that in June 30th, as well as in September. Based on the prevailing exchange rates as of September 30th we have given the reported guidance of 6.4%-8.4%. So we have not really changed the constant currency guidance. As you know the second half has seasonal dips in growth and we also have few client specific short-term headwinds, we have taken that into account. So based on the current visibility, our guidance stays in constant currency of 10% to 12%.

So with that I would like to open it up for any questions.

Moderator

Thank you very much sir. Ladies and Gentlemen, we will now begin the question-and-answer session. Our first question is from Yogesh Agarwal of HSBC. Please go ahead.

Yogesh Agarwal

Hi, good afternoon. First of all, Rajiv all the best for your future endeavors and Ranga, welcome to the CFO office. Just have one question, Vishal you have mentioned in your previous calls that next year Infosys is looking to achieve sector average growth or sector leading growth. Now if I just go by with your second half guidance, it may be difficult to go in double-digit growth even at the higher end of the guidance. So you expect next year to be much higher growth from the deals you are winning this year or you would have to revisit that expectation for next year growth?

Vishal Sikka

Yogesh, we are holding on to our goal of getting to industry leading growth next year and we are confident of achieving that and through a combination of the operational excellence and the measures that we have put into place over the last few quarters and those are already starting to show results. As you saw in large deal wins in this last quarter, we have further improved our win rate. We have achieved large deal wins of close to a $1 bn in TCV as far as I know for the first time ever. We are also seeing the uptick in our innovation areas such as especially ‘‘Zero Distance’’ as well as the ‘Aikido’ services that are helping us to augment the work that we have done by improving the quality of the work that we do, by bringing more automation and more innovation to the work that we do on an ongoing basis as well as complementing it with new kinds of work that we do. So through the combination of the better execution and the large deal wins that we have had and the momentum that we would get from that as well as the automation and innovation kicking in and providing additional boost, we feel comfortable with our expectation to get to industry leading growth next year.

Moderator

Thank you. Our next question is from Sandeep Muthangi of IIFL. Please go ahead.

Sandeep Muthangi

Rajiv, it has been great to know you, all the best for the future. Ranga, big congratulations, I look forward to interacting with you. I had two questions, the first one is for Dr. Sikka, Infosys had two quarters of very strong growth. If you were to look back at these two quarters what do you think are the areas where traction has improved and is sustainable?

Vishal Sikka

Well, Sandeep we have instituted two dimensions of improvement that lead to business impact in the near term and the third one which is a dimension of culture and the foundation of the company which will have a longer term sustained impact. Those two dimensions of the business impact are in the operational excellence areas and the second one is in the area of our strategy with ‘Renew and New’. So if you look at our operational excellence areas, we have seen already the results of this – better ability to do revenue forecasting, better construction of pipelines, a dedicated focus on winning large deals, improving proposal quality, improving our ability to win large deals by the way that we articulate our value proposition to our clients, focusing on top account growth, focusing on talent fulfillment, and improving our ability to get to just-in-time talent fulfillment and things of this nature which have already resulted in two successive quarters where our top clients have outperformed the growth of the company as well as in large deals where we have had two successive quarters where we have won large deals at a win rate that was significantly better than in the past. So that has been one of the areas that has led to, I would say the bulk of the improvement that we have seen in the last two quarters has come from that. We intend to continue that and indeed accelerate that as we go forward, so we continue to see the benefits of that dedicated focus on these key areas of operational excellence.

The second dimension of our growth is the innovation. The innovation strategy that we have laid out is to renew our existing services through the power of automation and innovation and to complement that with completely new areas that we have never been in before. These are starting to show results in a measurable way now. While it is still early, we see very encouraging signs of ‘Zero Distance’’, ‘Ai, Ki and Do’ starting to produce adoption in clients, improving our mind share and starting to show measureable impact on revenue. In terms of ‘Zero Distance’, I mentioned earlier that we have 5,600 projects where the teams have already done some innovation in the projects. We already have a plan to bring every single ‘Zero Distance’ innovation happening at our top 250 clients to them as a way to create a kind of a groundswell of innovation. similarly I mentioned earlier the statistics around the adoption of ‘Ai, Ki and Do’ and in particular there, the Ai -Platform adoption where we bring our software and software-based innovations to complement and amplify the ability of our people to become more effective, more productive and to improve our margins. I see that that has already started to show some results. So I would say a majority of the improvements in the last two quarters was because of operational excellence but we already see measurable signs of improvement coming because of our innovation.

Sandeep Muthangi

Right, fantastic. Just one question on the realizations, how should we read into this metric going forward because on one hand clearly you have also commented on pricing being an issue in the legacy area or the large deals and on the other hand you have the benefit of automation and tool utilization and stuff like that? So my question is, should one expect the realization increase in this quarter to be a sign of things to come as in it being more sustainable?

Vishal Sikka

So Sandeep, I think the key is the downward pressure on price that we see in the industry is not a onetime kind of a thing. I think this is a much longer lasting, sustained trend that we have to deal within the industry. As I have said, the right way to deal with this is to amplify our ability through automation, through software. We are doing that in spades now. It is still early in terms of the revenue impact to the company but we are starting to see quite a bit of adoption happening in these areas. So I mentioned 160 projects in using our Infosys Information Platform, 57 client engagements with Automation around Infrastructure Management, BPO, IVS and ADM as well as the adoption of our ‘Ki’ and ‘Do’ services and of course bringing Panaya and Skava in areas where they are relevant. So the basic idea is to transition from a model that is a ‘People Only Model’ to go to ‘People Plus Software’, and as a result of this, a very nice virtuous cycle gets created. The number of people in the project becomes less because the software automates some of the work that was done earlier by people. The software is higher margin and therefore the margin in the project improves which allows us to price the project better in keeping with becoming more attractive to the customer and in keeping with the increased pricing pressure from the customer side. The result of this creates better bandwidth for us to be able to do more projects. So that is a classic example of what Prof. Mashelkar used to say about ‘Being able to do more with less for more.’ So that is the formula that we are working to bring into every engagement that we have. We have now as I mentioned earlier great examples of success with these kind of initiatives. For example Panaya coming into other areas, for example automation coming into other areas and so on. It is now our team's endeavor to get this to every single client that we have and we have already started to make plans to bring each one of the ‘Zero Distance’ ‘Ai’, ‘Ki’ and ‘Do’ engagement to each of our top 250 clients before the end of this financial year. So we are confident in our ability to build a strategy that bucks this downward pricing pressure which is a sustained change in the industry and indeed turns that into an advantage for us by leveraging the power of automation.

Moderator

Thank you. Our next question is from Anantha Narayan of Credit Suisse. Please go ahead.

Anantha Narayan

Hi good afternoon, thank and congratulation for a very strong quarter. Also Rajiv thank you for all your help, we will miss you but wish you all the best for your future plans and Ranga welcome to the CFO role. So Vishal for my first question, and you would obviously be aware of all this recent noise around Infosys being a lot more aggressive while bidding for contracts in the market place. So just would love to get your thoughts behind this and also when you look at the journey of getting your margins from the current levels to that aspirational 30% level, do you foresee sort of smooth movement up or do you think we could potentially have a leg down first before we have the leg up?

Vishal Sikka

No, that is absolutely not the case Anantha, I do not know where this rumor comes from. Perhaps competition is facing some heat and therefore we start to hear this noise around it. You can see from our margin numbers that we are continuing to grow and we are continuing to grow in a healthy manner despite the currency fluctuation. So when we did 25.5% margin and only 70 basis points of that improvement came because of currency the rest of it was a result of better execution, better utilization and in particular the role of automation and these kind of efficiencies in how we deliver. So I think that this idea that we are being aggressive and buying deals and so on is absolute nonsense. I think the key that lies for us is in being able to bring in the power of automation, the power of simplification of services and so forth in how we deliver. So being able to win better business through better proposal quality, through better engagement and articulation of value to clients through the power of things like Design Thinking, in engaging with them strategically. Recently we had one of the largest banks in the world who visited us at Stanford and Palo Alto spent a week with us. Together we uncovered some great next generation challenges for them that they go after together with us. So these kinds of movements are really what is going to continue to sustain our ability to grow the business over the mid-term and not this word that seems to be around that we are being aggressive. Pravin, you want to add something?

Pravin Rao

As Vishal said we are not really changing the game. The realization, it's clear that in one part of the business there is tremendous pricing pressure, there is tremendous focus on cutting cost from our clients and that is the reality of business. We have to accept it and internally we need to price what is appropriate from a deal context perspective and internally we need to work on our own internal efficiencies and so on to meet our margin expectation. So we have not really gone aggressive as is being said. If at all anything, we are pricing it right for the market and right for the deal but it is not only pricing that is helping us win. It is also a combination of focus on the solution, articulating the solution better, bringing in all our tools to bring better solution and value to the clients and so on. So those are the combination of things which have resulted in improved win rates, it is not about pricing or going aggressive on pricing.

Anantha Narayan

Thanks for that. And also Vishal in your opening comments you alluded to the headwinds in certain customer accounts. Can you just give us a bit of more color on that, is that specific to Infosys, which areas are they in and how long could that continue?

Pravin Rao

This one-off thing was where we had about $23 mn incremental revenue this quarter was in one of the projects that got cancelled in a customer where there was a demerger and client did not see value in continuing with the project. So that is a one-off thing. It is not a secular trend or anything. But from a second half perspective, while we have had a good first half in the second half our belief is historically we have seen second half being relatively weak for the industry. So in quarter 3, we are definitely seeing the typical headwinds like furloughs, lower number of working days and so on. But in addition we are also seeing a little bit of weakness in couple of areas. That’s why mean based on the visibility that we have today, we believe that second half will be weaker than the first half. At the same time, Vishal talked about a lot of other internal initiatives and other things that are going on. So our endeavor is to make sure that we try to deploy many of these things and try to minimize the impact of the historical weakness that we see in this half. But only over a period of time, we will be able to get a sense of it. But at this stage based on the visibility our belief is second half will be little bit challenging as compared to the first half.

Vishal Sikka

To add to that, I would just say that when I look at the industry, the seasonal headwinds that you see in Q3 and Q4 both in the industry as well as that Infosys has seen in the past, we are absolutely committed to working hard to buck this trend but the visibility that Pravin and I have right now, basically suggests to us that we should keep the guidance and revisit that when we can. Obviously, we are aware that even if we were flat in the next two quarters and in life there are better aspirations than just being flat with regard to the past, we would get to the high-end of the guidance, we are aware of that. So as soon as we have visibility that allows us to think that we can do better than this we will let you guys know. But for now we are just keeping the guidance where it is and going forward from there.

Anantha Narayan

Sure. And just one final question to Ranga, do we have any color yet on what the RSU plan could mean to margins for the rest of this fiscal year and for FY17?

Ranganath D. Mavinakere

We are still working on the exact plan in terms of coverage within the employees, who all we need to give and what is the extent of grants relating to the RSU plan in the current year or the next fiscal year. We are still in the early stages of working out. The moment we finalize the grant plan we will certainly share those details.

Moderator

Our next question is from Viju George of JP Morgan. Please go ahead.

Viju George

Hi, good afternoon. Congratulations on strong quarter. Rajiv thanks a lot for interactions. You will be missed. Good luck! Ranga congratulations. My question really pertains to the H2, I know we have talked a fair bit about it. Vishal, you did say in the course of H1 several times that you try and see how best you can make sure that H2 does not revert to the traditional H2 we have seen of Infosys, particularly the Q4 phenomenon in the last three to four years. Based on the guidance that you have given right now it does seem that you know better off now than maybe three four months back when you talked about trying to make sure that you do not end on a weak note on Q4 as you did maybe in the last three to four years.

Vishal Sikka

Viju as I mentioned that is our endeavor to ensure that we buck this trend but we do not have that visibility right now as Pravin mentioned already. We have had a great first half, all cylinder are firing. The teams are really inspired so we are going to work hard to make sure that we buck this trend. But right now based on what we see this is what we feel comfortable with. So 10% to 12% on constant currency, we are maintaining that guidance.

Viju George

Sure. And I think Pravin you earlier alluded to the fact that you are seeing probably a couple of client specific headwinds over and above the seasonal headwind that you normally expect going into H2. Is that the primary factor or is it just that seasonal factor that is guiding you towards a marked slowdown in H2?

Pravin Rao

Viju, if you look at our performance in first half, we had a strong performance in Financial Services on the back of several wins over the last few quarters but when you get into the sub-segment level, we are seeing challenges in the Insurance segment. And the other thing that we are also seeing in the Financial Services is the banks are under tremendous pressure to cut cost. In quarter 3 typically we would have seen lesser furlough impact in FSI but this time we anticipate some amount of furlough impact in FSI as well because of the tremendous pressure on cost and in the Banking industry. So that is one headwind which we typically have not seen historically in the past. Or if you will look at Energy segment, now given the oil price and the volatility we are also now started seeing a second wave of price cuts, cost reductions, postponement and so on. So we will see some impact there as well. Retail had a strong quarter 2 but quarter 3 is a season where the holiday season will have a big impact on their spending and depending on how the holiday season proceeds we may see some volatility in their spending as well. So based on all these things which are probably over and above the seasonal historical headwinds, we believe that quarter 3 will be softer. But many of the things that we have started the momentum and other things, we are hoping that we will see better positivity in quarter 4. But at this stage we do not have visibility to take any view on that.

Viju George

One last question if I may, is this partly some of these incremental issues you think Infy specific or you think they are going to impact the sector this time around vis-à-vis the normal impact that you see in H2?

Pravin Rao

If you look at the Insurance probably it is Infy specific because of our current presence in the Insurance industry. But when you look at rest of Banking or when you talk about Retail, we believe it would potentially be an industry vertical or even in the Energy vertical it would be across the industry, I don't think it would be Infy specific.

Vishal Sikka

And Viju, as I have said before the way to get away from these seasonal things and these kind of trends is to go to the path of innovation, to the path of automation and that is what we are endeavoring to do and we will continue to do with full vigor. As you can see from our performance over the last four quarters we have demonstrated that the new ideas, the improved ideas are becoming embraced and adopted and the more of this that we do, the more we will be able to buck these kinds of trends. Q3 is here and now, so our endeavor is to make sure that we are able to do the usual things that we do to help address these kinds of challenges but also to double down on the innovation and the automation and these new areas to help overcome these challenges. So, if we are able to do that then we will obviously do better than the guidance that we have given. But the visibility that we have for now is dominated by these forces that Pravin talked about and therefore we are keeping the guidance where it is. But obviously our endeavor is to do far better.

Viju George

Thank you Vishal and thank you Pravin, all the best in H2.

Moderator

Thank you. Our next question is from Ankur Rudra of CLSA. Please go ahead.

Ankur Rudra

Hi, thanks for taking my question and congrats on a strong quarter. Rajiv, we will miss you. Thanks for all the insights in the past and Ranga congratulations. My first question if I could peel the onion on the guidance a bit more. Is there any change to the guidance setting process now compared to before? What I mean is, it used to be a bit more realistic in terms of what you see going forward and with a strong beginning to the year this year are you beginning to factor in perhaps a little bit of conservatism due to macro challenges you have seen in the last 3 to 4 months or has your visibility gotten a bit more clouded from a demand perspective?

Vishal Sikka

Ankur maybe Pravin, Rajiv or Ranga can add but as far as I can tell there is no change to how we approach these things. I mean the whole guidance institution itself is somewhat interesting. We all pretend to be fortune tellers for a short period of time but as far as I can tell there is no change in the way that we think about these things may be Rajiv or Ranga or Pravin can add something to this.

Rajiv Bansal

Nothing to add Ankur. The process remains the same I think our philosophy has always been the same for last many years. Our guidance is always a statement of fact, it is based on what we see. We know that H2 is seasonally weaker half for the industry especially for us and considering all the stuff it doesn't make sense in trying to revise your guidance with the kind of volatility that we are seeing in the currency markets and the kind of things happening in the world around us. So I think philosophy remains the same. As Vishal said the endeavor is always to buck the trend and do much better and I think we are geared. If you look at our order book, if you look at our performance, operational parameters of the last two quarters and the performance, it has been a very solid performance. So I think it gives you the confidence as we go into second half. But honestly it didn't make sense to revise the guidance at this point of time. And thanks for all the wishes, it was great interacting with you all these years and I look forward to you interacting with you again.

Ranganath D. Mavinakere

I completely agree with Rajiv saying that there is absolutely no change in any process or anything relating to guidance. It is purely based on the visibility at this point in time. We have had very broad-based growth in the first few quarters and also margin improvement due to operational efficiencies. At the same time based on the current visibility at this point in time we are retaining the guidance. There is no change in the process or approach.

Ankur Rudra

Just one more question Vishal if you could help us, you have made comments about how you don't think pricing is something that you have been aggressive on but in terms of the more commoditized end of the market, how do you view pricing as a strategic tool from a market share gain perspective perhaps the next 18 to 36 months?

Vishal Sikka

The overall pricing pressure is going to continue to be a reality in the industry. I believe that the right way to address this is by bringing in software and automation and new kind of technology-based innovation into the mix of what we bring. I will give you one example. This comes from Sandeep’s area in the logistics area where we had a Panaya win outside of Panaya traditional area in the area of testing automation. Because of the significant interest in this area, I want to walk through a particular deal that we won so that you can see what I'm talking about.

In this particular case it's a very small example, it is a $370,000 project over 18 months, $100,000 of Panaya license and because of bringing Panaya into the project where it would have been traditionally a people only project, we were able to reduce the testing effort by 40%. We were able to improve our margin and deliver a better price to the client and therefore win the project. We want to repeat this formula hundreds of times as we go forward. Already as I mentioned we have 57 deals where we have brought Panaya in of this kind smaller or larger than this. The idea is to not address the pricing pressure by hiring cheaper or hiring faster or jamming deeper into the projects faster and faster and this type of a thing, that would be the wrong way to address this. But the right way to address this is to bring more automation, more innovation. Testing is an area where on the downstream part, there has already been a lot of automation. But there is very little automation almost no automation in the frontline of testing where you have specifications of software that have to be written in automated ways, where you have to do the models and the model checking. There is a lot of research going on in the software world. For example, the Head of the Computer Science Department at Stanford, who we collaborate with, Alex Aiken is one of the leaders in Software Testing and all their research is in this area of bringing specification-based automation, model checking, understanding the specs and using advanced consent satisfaction, AI technology to be able to understand what softwares intent so there is less effort that goes in to understanding software. This is just verification. Similarly in all service lines in software upgrades, in application maintenance, especially in infrastructure management, in BPO there are opportunities to do better knowledge capture, to automate the manual work, to bring more advanced kinds of systems for being able to take away more and more of the mechanizable parts of the work that we do and do that using software which improves our margin, which lowers the cost for the clients, it improves our throughput and basically the virtuous cycle start from there and builds up from there. This is a formula that we are working on and this is going to be the mechanism for us to win going forward. And we already have examples like this happening all over the place and, therefore, we feel comfortable with where things will be in the longer term.

Moderator

Thank you. Our next question is from Surendra Goyal of Citigroup. Please go ahead.

Surendra Goyal

Good afternoon everyone. All the best Rajiv and congrats Ranga. I just had a couple of small questions. Firstly this $23 mn fee which we have called out, how does it flow through to margins? Are there any costs associated with it?

Rajiv Bansal

Hi Surendra. Thanks for all the wishes. It was great interacting with you all these years. On the specific question of $23 mn, this is actually an IMS deal so we have got a termination fee but we have also transferred all the assets to the clients. So on the margins front there is no impact on the margin. It is at the same margin as the rest of the company.

Surendra Goyal

Rajiv could you also explain the realization bit, like after a while we have seen a good improvement there, what are the reasons driving the improvement in realization sequentially?

Rajiv Bansal

As I have been telling you over the years, you can't look at these trends on a quarter-to-quarter basis because when you have about 8,000 projects running at any point of time, project life cycles depending on what gets executed and what gets delivered, does have an impact on the realized revenue in a quarter. But having said that, this quarter we had one extra working day at our onsite locations. We had a couple of extra working days in UK and Australia which helped us with increased revenue because of time and material projects. At the same time because of certain transitions which got completed and certain maintenance, large maintenance projects, we saw a little bit of catch-up of revenues during the quarter. But these are something which is not unique in this quarter. These happen on a quarter-to-quarter basis because when you are running 8,000 projects you would have all projects at different life-cycle stages. So this is nothing unique. The number of working days do change quarter-on-quarter and with 50% of our revenues still coming from time and material projects, you would see the working day impacting our revenues and the reported realizations on a quarterly basis. I think the right thing would be to look at on an annual basis and that is where you see the trend lines going.

Moderator

Thank you. Our next question is from Pankaj Kapoor of JM Financial. Please go ahead.

Pankaj Kapoor

Congratulations on the quarter. Rajiv, wish you all the best and Ranga welcome to the new role. My first question is on your campus recruitment plans. Can you give some sense of the number of offers we are planning to give at the campuses this year? And do you intend to increase the salaries like the couple of your competitors are planning to do?

Pravin Rao

We are planning to go with 20,000 offers in the campus. In terms of compensation increase, we are already at the range which people are talking about. When we look at competition they are talking about Rs. 3.3 lakhs, we already at Rs. 3.25 lakhs for the last couple of years, so we are not seeing any material difference in doing that. On the contrary, we are focusing a lot more on internship because we believe that in the final semester if we can provide the internship opportunity for them, the potential of them joining us, the stickiness will improve tremendously so we are focusing more on that. We typically pay about Rs. 4,000 per month on internship and we have increased that to Rs. 10,000 per month. So that is where we will be doing it. But on a compensation side, competition has just caught up with where we were in the last 2-3 years.

Pankaj Kapoor

Thanks Pravin. And second, I am just trying to reconcile this strong headcount addition that we had in this quarter with the focus on automation that we have been talking about and which is also now getting visible on the realization. Is the profile of hiring in this quarter any different or it is just largely the last year offers coming in and mostly of freshers?

Pravin Rao

See, the benefits of automation that we are talking about, the real realization will happen over 2-5 years’ time because we have to recognize that whenever we win any large deals client typically expect 35-40% improvement in productivity and so on. So those are the things we already bake in the proposal and over a period of time most of these contracts are 3 to 5 year duration and we expect the benefits of automation to kick in over a period of time. So you will definitely not see that kind of outcome from automation flowing into headcount immediately, at least in the next 1 or 2 years.

Also as Vishal talked about in the earlier thing, the level of automation that we are doing is the basic one. Now the opportunity is in extending it and doing it something different. For instance in testing, most of the automation is today in the test execution which is just about 40% of the testing life-cycle. The opportunity is in automating the test case generation, the test data generation and so on. So likewise even in an application development scenario the kind of automation you need to do is significantly different from what you have seen in a BPO world or in an infrastructure world. So this is a focus area which we will continue to invest in and continue to innovate. We have to bring in artificial intelligence, we have to bring in cognitive ability and so on and many of these will take time because any automation systems you develop using this with more usage the systems will become better and it will become much more productive. So all this will take time. So the benefits you will typically see over a period of time and that's when you will probably see co-relation between headcount addition and impact of automation. But in the short-term you will not see that benefits.

Moderator

Thank you. Ladies and gentlemen, that was our last question. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again. Have a good day.